SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare of Puerto Rico Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Index

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter Healthcare of Puerto Rico Savings and Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Baxter Healthcare of Puerto Rico Savings and Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 28, 2016

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014 (in thousands)

	2015	2014
Assets
Investments
Cash and cash equivalents	$1,049	$926
Common stock (including securities on loan of $5 in 2015 and $46 in 2014)	12,080	11,377
U.S. government and government agency issues (including securities on loan of $160 in 2015 and $81 in 2014)	434	469
Corporate and other obligations (including securities on loan of $20 in 2015 and $44 in 2014)	443	528
Commingled funds	20,191	19,137
Synthetic guaranteed investment contracts	21,948	21,773
Collateral held on loaned securities	188	175

Total investments at fair value	56,333	54,385

Receivables
Note receivables from participants	4,132	3,853
Sponsor contributions	975	698
Accrued interest and dividends	33	72
Due from brokers for securities sold	78	5

Total receivables	5,218	4,628

Total assets	61,551	59,013

Liabilities
Accounts payable	503	448
Due to brokers for securities purchased	157	101
Collateral to be paid on loaned securities	188	175

Total liabilities	848	724

Net assets available for benefits, reflecting investments at fair value	60,703	58,289
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(799)	(1,279)

Net assets available for benefits	$59,904	$57,010

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014 (in thousands)

	2015	2014
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$455	$2,153
Interest	620	615
Dividends	149	271

Net investment income	1,224	3,039

Participant loan interest	162	160
Contributions
Sponsor	2,690	2,234
Participant	3,957	3,533

	6,647	5,767

Total additions	8,033	8,966

Deductions from net assets attributed to
Benefits paid	4,686	3,313
Plan expenses	453	423

Total deductions	5,139	3,736

Net increase	2,894	5,230
Net assets available for benefits
Beginning of year	57,010	51,780

End of year	$59,904	$57,010

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	General Description of the Plan

The following description of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan was created for the purpose of providing retirement benefits to Puerto Rico employees of Baxter Healthcare S.A. (the Sponsor or the Company) a subsidiary of Baxter International Inc. (Baxter) and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of both the Puerto Rico and the United States Internal Revenue Codes. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation, limited to a maximum of $15,000 a year in both 2015 and 2014. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $1,500 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation, so that the maximum matching contribution for participants who contribute at least 6% of their compensation is 3% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s matching and non-matching contributions plus actual earnings thereon is based on years of service. The matching contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

The additional non-matching contributions become fully vested after three years of service. Employees are fully vested in the Company’s matching contributions and non-matching account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions (but not the earnings on the contributions) in cases of financial hardship. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Certain participants obtained shares in Baxalta Incorporated (Baxalta), in connection with the spin (as discussed below). These shares were placed into the Baxalta Common Stock Fund in connection with Baxter’s 2015 spin-off of its BioScience business. See Note 11 for a discussion of the conversion of the Baxalta Common Stock Fund into the Shire Common Stock Fund in June 2016, in connection with the merger of a wholly-owned subsidiary of Shire plc (Shire) with and into Baxalta, with Baxalta as the surviving company (the Merger). Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund or the Shire Common Stock Fund (f/k/a the Baxalta Common Stock Fund), but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

On July 1, 2015, Baxter completed the distribution of approximately 80.5% of the outstanding common stock of Baxalta to Baxter stockholders in connection with the separation of its biopharmaceutical business (the spin). The distribution was made to Baxter’s stockholders of record as of the close of business on June 17, 2015, who received one share of Baxalta common stock for each Baxter common share held as of such date. The Plan received 112,500 shares of Baxalta common stock on July 1, 2015 as a result of the distribution. The distribution was intended to take the form of a tax-free distribution for federal income tax purposes in the United States. As a result of the distribution, Baxalta became an independent public company whose shares trade on the New York Stock Exchange under the symbol “BXLT.”

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient (“ASU 2015-07”). ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for annual reporting periods beginning after December 15, 2016. The Plan Sponsor has chosen not to early adopt this standard and is currently evaluating the impact of this standard on the Plan’s financial statements.

In July 2015, the FASB issued new guidance impacting benefit plan accounting and reporting (“ASU 2015-12”). ASU 2015-12 requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts. It also simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and provides employee benefit plans with a measurement-date practical expedient for asset fair value. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Plan Sponsor has chosen not to early adopt this standard and is currently evaluating the impact of this standard on the Plan’s financial statements.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of certain funds are to track the performances of the S&P 500, Europe, Australasia and the Far East (EAFE), or Russell 2000 indexes. In addition, these funds include target date retirement funds, whose objective is to provide investors, who have a specific date in mind for retirement with a portfolio of investments. The underlying investments for all funds vary, with some holding diversified portfolios of domestic stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. In addition, this investment includes an individual separate account with Metropolitan Life Insurance Company (MetLife). The value of this separate account is based upon the unit value provided by MetLife as of the Plan’s financial statement date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities primarily of the account, managed by a sub-advisor of the insurance company, consist of fixed income securities. See below for more information.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. During 2014, the GIC with Bank of America was terminated and the Plan entered into a new GIC with Prudential. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were a loss of $14 thousand and a loss of $13 thousand at December 31, 2015 and 2014, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $21.1 million and $20.5 million at December 31, 2015 and 2014, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.3% and 1.9% at December 31, 2015 and 2014, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 2.7% and 2.8% for the years ended December 31, 2015 and 2014. The credit ratings for Transamerica, Prudential and MetLife were AA- at both December 31, 2015 and 2014.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from brokers for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	Puerto Rico employees of the Puerto Rico Branch, or the Company, both subsidiaries of Baxter;

B.	Puerto Rico employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	Puerto Rico employees who are not leased employees.

4.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. Voya Financial serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$1,049	$—	$1,049	$—
Common stock:
Healthcare	9,560	9,560	—	—
Consumer products	994	994	—	—
Information technology	1,110	1,110	—	—
Financial services	184	184	—	—
Industrial services and materials	164	164	—	—
Energy	61	61	—	—
Other	7	7	—	—

Total common stock	12,080	12,080	—	—

U.S. government and government agency issues	434	—	434	—
Corporate and other obligations	443	—	443	—
Commingled funds:
State Street S&P 500 Index Non-Lending Series Fund	7,961	—	7,961	—
State Street International Index Non-Lending Series Fund	2,365	—	2,365	—
State Street Russell Small Cap Index Non-Lending Series Fund	2,700	—	2,700	—
Target date retirement funds	6,625	—	6,625	—
Other	540	—	540	—

Total commingled funds	20,191	—	20,191	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,773	—	6,773	—
U.S. government and government agency issues	9,052	—	9,052	—
Individual separate account	5,171	—	5,171	—
Cash and cash equivalents	966	—	966	—
Wrapper contracts	(14)	—	—	(14)

Total synthetic guaranteed investment contracts	21,948	—	21,962	(14)

Collateral held on loaned securities	188	—	188	—

Total assets	$56,333	$12,080	$44,267	$(14)

Liability
Collateral to be paid on loaned securities	$188	$5	$183	$—

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$926	$—	$926	$—
Common stock:
Healthcare	8,739	8,739	—	—
Consumer products	866	866	—	—
Information technology	970	970	—	—
Financial services	296	296	—	—
Industrial services and materials	331	331	—	—
Energy	143	143	—	—
Other	32	32	—	—

Total common stock	11,377	11,377	—	—

U.S. government and government agency issues	469	—	469	—
Corporate and other obligations	528	—	528	—
Commingled funds:
SSgA S&P 500 Fund	7,777	—	7,777	—
SSgA EAFE Equity Fund	2,387	—	2,387	—
SSgA Small Cap Fund	2,848	—	2,848	—
Target date retirement funds	5,762	—	5,762	—
Other	363	—	363	—

Total commingled funds	19,137	—	19,137	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	6,524	—	6,524	—
U.S. government and government agency issues	9,398	—	9,398	—
Individual separate account	5,121		5,121
Cash and cash equivalents	743	—	743	—
Wrapper contracts	(13)	—	—	(13)

Total synthetic guaranteed investment contracts	21,773	—	21,786	(13)

Collateral held on loaned securities	175	—	175	—

Total assets	$54,385	$11,377	$43,021	$(13)

Liability
Collateral to be paid on loaned securities	$175	$47	$128	$—

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The fair value of commingled funds is valued based upon the net asset value of the underlying securities and is classified as Level 2. The Plan did not have any transfers between Levels 1 and 2 during 2015 and 2014.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2013	$(4)
Additions	(3)
Settlements	(2)
Unrealized losses (relating to assets held at end of year)	(4)

Balance at December 31, 2014	(13)

Unrealized losses (relating to assets held at end of year)	(1)

Balance at December 31, 2015	$(14)

The unrealized losses from the wrapper contracts are excluded from the net appreciation reported for the Plan, but are instead reflected in the change in adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. In 2014, the additions are due to the new contract with Prudential and the settlements are due to termination of the contract with Bank of America as detailed in Note 2.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014 are summarized as follows:

(values in thousands, except per share)	2015	2014
Baxter common stock, 127,753 shares and 108,705 shares at December 31, 2015 and 2014, respectively	$4,874	$7,967
Baxalta common stock, 102,705 shares at December 31, 2015	4,009	*
State Street S&P 500 Index Non-Lending Series Fund	7,961	*
SSgA S&P 500 Fund	*	7,777
MetLife Individual Separate Account	5,171	5,121
SSgA Small Cap Fund	*	2,848

*	Does not meet 5% threshold

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Investments as of December 31, 2015 and 2014 are segregated into various investment fund options as follows:

	2015	2014
(in thousands)
Cash (available for investment)	$140	$171
Stable Income Fund	22,609	22,358
Baxter Common Stock Fund	4,936	8,021
Baxalta Fund	4,048	—
Composite Fund	2,024	2,202
General Equity Fund	2,061	2,206
State Street S&P 500 Index Non-Lending Series Fund	7,961	—
SSgA S&P 500 Fund	—	7,777
State Street International Index Non-Lending Series Fund	2,365	—
SSgA EAFE Equity Fund	—	2,387
Edwards Lifesciences Common Stock Fund	136	114
State Street Russell Small Cap Index Non-Lending Series Fund	2,700	—
SSgA Small Cap Fund	—	2,849
Northern Trust Domestic Mid Cap Fund	453	323
SSgA Emerging Markets Fund	87	40
Target Date Retirement Funds	6,625	5,762
Collateral held on loaned securities	188	175

Total investments at fair value	56,333	54,385
Adjustment from fair value to contract value for Stable Income Fund	(799)	(1,279)

Total investments	$55,534	$53,106

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2015	2014
(in thousands)
Baxter common stock	$(359)	$419
Other common stock	1,036	327
U.S. government and government agency issues	(13)	23
Corporate and other obligations	(43)	7
Commingled funds	(166)	1,377

	$455	$2,153

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2015 and 2014, the Plan had securities on loan with a fair market of $185 thousand and $171 thousand, respectively, with cash collateral received of $188 thousand and $175 thousand, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2015 and 2014, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2015 and 2014 the cash collateral received is reflected at its fair value of $188 thousand and $175 thousand in the 2015 and 2014 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $23 thousand and $6 thousand received for securities on loan at December 31, 2015 and December 31, 2014, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2015 and 2014 Statements of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $361 and $326 for 2015 and 2014, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

As of August 13, 2012, the Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 22, 2011, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations. A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 21, 2016 to request an updated favorable determination letter for the Plan.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

10.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2015 and 2014, the Plan held shares of common stock of State Street Corporation and participation units in commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian; shares of common stock and bonds of Baxter, the Plan sponsor; shares of common stock of Baxalta, spin-off company; loans with participants; shares of common stock and units of commingled funds managed by Northern Trust Corporation and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts; and shares of common stock of Edward Lifesciences Corporation and Cardinal, entities the Company has previously spun off. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Subsequent Event

On June 3, 2016, a wholly-owned subsidiary of Shire plc (Shire) merged with and into Baxalta, with Baxalta as the surviving company in the Merger. In connection with the closing of the Merger, each Baxalta stockholder received a combination of cash and Shire equity securities. Participants invested in the Baxalta Common Stock Fund at the closing of the Merger were able to direct the investment of the cash portion of the related merger consideration into certain investment alternatives within the Plan. In the event that a participant did not make an investment election, the cash portion was invested in the Plan’s qualified default investment alternative.

Additionally, in connection with the Merger, the Baxalta Common Stock Fund became the Shire Stock Fund, holding Shire American Depository Shares and cash (for liquidity purposes).

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash & Cash Equivalents:
	US Dollar	Cash	—	(18,615)
	CAD Dollar	Cash		89
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	659,806
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	86,712
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	131,022
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	50,845
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	31,677
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	61,587
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	39,887
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	3,492
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,110
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,223

	Cash & Cash Equivalents		—	1,048,835

**	Common Stock:

	Abbott Laboratories	Common Stock	—	41,902
	Adobe Systems Inc	Common Stock	—	59,321
	Aercap Holdings Nv Common Stock Eur.01	Common Stock	—	700
	Agilent Technologies Inc	Common Stock	—	904
	Alexion Pharmaceuticals Inc	Common Stock	—	52,770
	Alibaba Group Holding Sp Adr	Common Stock	—	45,391
	Allergan Plc Common Stock Usd.0033	Common Stock	—	47,448
	Allergan Plc Common Stock Usd.0033	Common Stock	—	9,561
	Ally Financial Inc Common Stock Usd.1	Common Stock	—	5,934
	Alphabet Inc Cl A Common Stock Usd.001	Common Stock	—	80,665
	Alphabet Inc Cl A Common Stock Usd.001	Common Stock	—	893
	Alphabet Inc Cl C Common Stock Usd.001	Common Stock	—	82,331
	Amazon.Com Inc	Common Stock	—	145,824
	American Express Co Common Stock Usd.2	Common Stock	—	6,351
	American International Group	Common Stock	—	837
	American Tower Corp	Common Stock	—	32,180
	American Tower Corp	Common Stock	—	4,937
	Ameriprise Financial Inc	Common Stock	—	6,224
	Analog Devices Inc Common Stock Usd.167	Common Stock	—	747
	Aon Plc	Common Stock	—	1,246
	Apple Inc	Common Stock	—	138,897
	Apple Inc	Common Stock	—	6,938
	Applied Materials Inc	Common Stock	—	1,135
	Arm Holdings Plc Spons Adr	Common Stock	—	26,468
	Atlassian Corp Plc Class A Common Stock Usd.1	Common Stock	—	1,196
	Bank of America	Common Stock	—	1,046
*	Baxalta Inc Common Stock Usd.01	Common Stock	—	4,008,572
*	Baxter International Inc	Common Stock	—	4,873,776

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Biogen Idec Inc	Common Stock	—	41,930
	Biomarin Pharmaceutical Inc Common Stock Usd.001	Common Stock	—	6,900
	Boeing Co	Common Stock	—	54,665
	Boeing Co	Common Stock	—	6,015
	Bp Plc Spons Adr	Common Stock	—	1,013
	Bristol Myers Squibb Co	Common Stock	—	63,342
	Capital One Financial Corp	Common Stock	—	1,072
*	Cardinal Health Inc	Common Stock	—	—
	CBS Corp	Common Stock	—	955
	Celgene Corp	Common Stock	—	62,358
	Chevron Corp Common Stock Usd.75	Common Stock	—	9,612
	Cit Group Inc	Common Stock	—	1,019
	Citigroup Inc	Common Stock	—	25,544
	Citigroup Inc	Common Stock	—	5,704
	Citigroup Inc	Common Stock	—	1,048
	Citizens Financial Group	Common Stock	—	1,026
	Comcast Corp	Common Stock	—	6,037
	Comcast Corp	Common Stock	—	915
	Concho Resources Inc	Common Stock	—	20,457
	Costco Wholesale Corp	Common Stock	—	50,005
	Crown Castle Intl Corp Reit Usd.01	Common Stock	—	4,566
	Delta Air Lines Inc Common Stock Usd.0001	Common Stock	—	3,684
	Discovery Communications	Common Stock	—	3,740
	Dollar General Corp Common Stock Usd.875	Common Stock	—	3,009
*	Edwards Lifesciences Corp	Common Stock	—	134,361
	Eog Resources Inc	Common Stock	—	11,720
	Eqt Corp Common Stock	Common Stock	—	915
	Exelon Corp	Common Stock	—	900
	Express Scripts Holding Co	Common Stock	—	3,778
	Facebook Inc	Common Stock	—	124,088
	Flextronics Intl Ltd	Common Stock	—	939
	General Electric Co	Common Stock	—	29,015
	General Electric Co	Common Stock	—	5,689
	General Electric Co	Common Stock	—	926
	Goldman Sachs Group	Common Stock	—	5,015
	Grupo Televisa Sa Spon Adr Adr	Common Stock	—	3,175
	Home Depot Inc Common Stock Usd.05	Common Stock	—	20,305
	Honeywell International Inc	Common Stock	—	6,239
	Hp Inc Common Stock Usd.01	Common Stock	—	2,412
	Illumina Inc	Common Stock	—	40,539
	Inditex Unspon Adr	Common Stock	—	54,604
	Intel Corp Common Stock Usd.001	Common Stock	—	3,560
	Intercontinental Exchange	Common Stock	—	6,750
	International Paper Co	Common Stock	—	968
	Invesco Ltd	Common Stock	—	950
	Jd.Com Inc Adr Adr Usd.00002	Common Stock	—	17,667
	Johnson Controls Inc	Common Stock	—	5,745
	Keysight Technologies	Common Stock	—	899
	Kroger Co Common Stock Usd1.	Common Stock	—	48,028
	Las Vegas Sands Corp	Common Stock	—	4,950

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Liberty Global Plc Series C Common Stock Usd.01	Common Stock	—	991
	Liberty Media Corp	Common Stock	—	2,608
	Linkedin Corp	Common Stock	—	49,315
	Lowes	Common Stock	—	719
	Mallinckrodt Plc Common Stock Usd.2	Common Stock	—	4,385
	Marriott International	Common Stock	—	42,904
	Marsh & Mclennan Cos	Common Stock	—	899
	Mastercard Inc	Common Stock	—	86,324
	Mcdonald S Corp Common Stock Usd.01	Common Stock	—	30,479
	Mcgraw Hill Financial Inc	Common Stock	—	31,860
	Mckesson Corp Common Stock Usd.01	Common Stock	—	7,273
	Medtronic Plc Common Stock Usd.1	Common Stock	—	6,440
	Merck & Co. Inc.	Common Stock	—	999
	Microsoft Corp	Common Stock	—	40,116
	Microsoft Corp	Common Stock	—	1,049
	Monsanto Co	Common Stock	—	24,052
	Monsanto Co	Common Stock	—	7,386
	Monster Beverage Corp Common Stock	Common Stock	—	26,018
	Morgan Stanley	Common Stock	—	26,973
	Mosaic Co	Common Stock	—	3,156
	Netflix Inc	Common Stock	—	71,603
	Nike Inc	Common Stock	—	83,970
*	Northern Trust Corp	Common Stock	—	6,173
	Novartis Ag Adr	Common Stock	—	6,938
	Novo Nordisk A/S Spons Adr	Common Stock	—	30,657
	Nxp Semiconductors Nv Common Stock	Common Stock	—	21,014
	O Reilly Automotive Inc	Common Stock	—	49,623
	Occidental Petroleum Corp	Common Stock	—	5,041
	Omnicom Group	Common Stock	—	6,898
	Oracle Corp	Common Stock	—	6,908
	Oracle Corp	Common Stock	—	987
	Palo Alto Networks Inc Common Stock Usd.0001	Common Stock	—	12,593
	Pentair Plc	Common Stock	—	5,459
	Pnc Financial Services Group	Common Stock	—	5,780
	Priceline.Com Inc	Common Stock	—	48,959
	Procter & Gamble Co	Common Stock	—	858
	Realogy Holdings Corp	Common Stock	—	842
	Red Hat Inc	Common Stock	—	46,711
	Regeneron Pharmaceuticals Common Stock Usd.001	Common Stock	—	41,349
	Salesforce.Com Inc	Common Stock	—	62,440
	Sanofi Adr	Common Stock	—	1,037
	Schlumberger Ltd	Common Stock	—	11,993
	Sherwin Williams Co/The Common Stock Usd1.	Common Stock	—	15,776
	Shire Plc Adr	Common Stock	—	51,201
	Splunk Inc	Common Stock	—	27,296
	Starbucks Corp	Common Stock	—	62,705
	Tencent Holdings Ltd	Common Stock	—	55,065
	Tesla Motors Inc	Common Stock	—	34,357
	Teva Pharmaceutical Sp Adr Adr	Common Stock	—	4,602
	Texas Instruments Inc	Common Stock	—	2,532

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Texas Instruments Inc	Common Stock	—	814
	Thermo Fisher Scientific Inc	Common Stock	—	958
	Time Warner Inc	Common Stock	—	28,373
	Time Warner Inc	Common Stock	—	611
	Tjx Companies Inc	Common Stock	—	36,161
	Under Armour Inc	Common Stock	—	42,033
	Vertex Pharmaceuticals Inc	Common Stock	—	16,015
	Visa Inc	Common Stock	—	90,207
	Vodafone Group Plc Sp Adr	Common Stock	—	4,863
	Vodafone Group Plc Sp Adr	Common Stock	—	784
	Walt Disney Co	Common Stock	—	53,468
	Whirlpool Corp Common Stock Usd1.	Common Stock	—	5,961
	Workday Inc	Common Stock	—	31,206

	Common Stock		—	12,079,714

**	U.S Government and Government Agency Issues:

	Fannie Mae	6.625% 15 Nov 2030	—	2,023
	Fed HM LN PC Pool C48827	6.0% 01 Mar 2031	—	40,501
	Fed HM LN PC Pool G12334	5.0% 01 Sep 2021	—	34,888
	FNMA Pool 256398	6.0% 01 Sep 2021	—	6,453
	FNMA Pool 581043	6.0% 01 May 2016	—	679
	FNMA Pool 615005	6.0% 01 Dec 2016	—	53
	FNMA Pool 725690	6.0% 01 Aug 2034	—	851
	FNMA Pool 748115	6.0% 01 Oct 2033	—	156
	FNMA Pool 815316	5.5% 01 May 2035	—	4
	FNMA Pool 885504	6.0% 01 Aug 2021	—	29
	FNMA Pool 902793	6.5% 01 Nov 2036	—	3,363
	FNMA Pool AH3979	4.0% 01 Feb 2041	—	4,747
	FNMA Pool AH4008	4.0% 01 Mar 2041	—	9,336
	FNMA Pool AP6604	3.0% 01 Sep 2042	—	11,239
	FNMA Pool AT2032	3.5% 01 Apr 2043	—	1,126
	FNMA Pool MA0734	4.5% 01 May 2031	—	332
	FNMA Pool MA1437	3.5% 01 May 2043	—	1,884
	Fnma Tba 30 Yr 3 Single Family Mortgage	3% 11 Feb 2046	—	561
	FNMA Tba 30Yr Single Family Ja	3.5% 01 Dec 2099	—	911
	FNMA Tba Single Family Mortgag	4.0% 01 Dec 2099	—	2,987
	GNMA II Pool 710082	4.698% 20 Jul 2061	—	3,458
	GNMA II Pool 710089	4.7% 20 Oct 2061	—	730
	GNMA II Pool 751415	4.616% 20 Aug 2061	—	1,292
	GNMA II Pool 756731	4.673% 20 Mar 2062	—	907
	GNMA II Pool 766519	4.668% 20 May 2062	—	891
	GNMA II Pool 766522	4.538% 20 Nov 2062	—	1,912
	GNMA II Pool 766544	4.499% 20 Dec 2062	—	1,191
	GNMA II Pool 766549	4.616% 20 Jul 2062	—	1,883
	Gnma Ii Pool 767659 G2 09/63 Fixed 4.66	4.66% 20 Sep 2063	—	1,549
	GNMA II Pool 771800	4.627% 20 Jan 2064	—	3,352

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Gnma Ii Pool 798510 G2 01/64 Fixed 4.661	4.661% 20 Jan 2064	—	4,189
	Gnma Ii Pool Aa1698 G2 02/63 Fixed 4.394	4.394% 20 Feb 2063	—	651
	Gnma Ii Pool Aa7548 G2 04/64 Fixed 4.629	4.629% 20 Apr 2064	—	518
	GNMA II Pool AB8466	1.0% 20 Sep 2063	—	561
	GNMA II Pool AC0988	4.423% 20 July 2063	—	1,072
	GNMA II Pool AC9906	4.323% 20 May 2063	—	3,153
	GNMA II Pool AC9910	4.515% 20 Jul 2063	—	518
	Gnma Ii Pool Ah1430 G2 04/65 Fixed 4.575	4.575% 20 Apr 2065	—	295
	Gnma Ii Pool An4723 G2 05/65 Fixed 4.49	4.49% 20 May 2065	—	800
	Mex Bonos Desarr	6.5% 10 Jun 2021	—	556
	Republic Of Colombia Sr Unsecured 01/26 4.5	4.5% 28 Jan 2026	—	2,780
	Republic Of Indonesia Sr Unsecured 144A 01/42 5.25	5.25% 17 Jan 2042	—	3,067
	Republic Of Philippines	3.9% 26 Nov 2022	—	1,411
	Tenn Valley Authority	3.5% 15 Dec 2042	—	2,075
	Tenn Valley Authority Sr Unsecured 01/48 4.875	4.875% 15 Jan 2048	—	5,269
	Tenn Valley Authority Sr Unsecured 09/39 5.25	5.25% 15 Sep 2039	—	2,860
	Tenn Valley Authority Sr Unsecured 09/65 4.25	4.25% 15 Sep 2065	—	14,008
	Tsy Infl Ix N/B 01/25 0.25	0.25% 15 Jan 2025	—	7,854
	Tsy Infl Ix N/B 02/44 1.375	1.375% 15 Feb 2044	—	25,886
	Tsy Infl Ix N/B 02/45 0.75	0.75% 15 Feb 2045	—	1,886
	Tsy Infl Ix N/B 07/24 0.125	0.125% 15 Jul 2024	—	7,406
	US Treasury N/B	3.75% 15 Nov 2043	—	2,018
	US Treasury N/B	0.5% 30 Sep 2016	—	19,905
	US Treasury N/B	0.375% 31 Oct 2016	—	58,634
	US Treasury N/B	1.875% 31 Aug 2017	—	12,442
	US Treasury N/B	1.0% 30 Jun 2019	—	6,511
	Us Treasury N/B 02/44 3.625	3.625% 15 Feb 2044	—	5,756
	Us Treasury N/B 02/45 2.5	2.5% 15 Feb 2045	—	1,106
	Us Treasury N/B 03/16 0.375	0.375% 31 Mar 2016	—	8,904
	Us Treasury N/B 03/16 0.375	0.375% 31 Mar 2016	—	20,304
	Us Treasury N/B 05/25 2.125	2.125% 15 May 2025	—	13,427
	Us Treasury N/B 05/45 3	3.0% 15 May 2045	—	6,049
	Us Treasury N/B 08/17 0.625	0.625% 31 Aug 2017	—	15,243
	Us Treasury N/B 08/45 2.875	2.875% 15 Aug 2045	—	16,640
	Us Treasury N/B 10/17 0.75	0.75% 31 Oct 2017	—	2,075
	Us Treasury N/B 10/20 1.375	1.375% 31 Oct 2020	—	19,066

	U.S Government and Government Agency Issues		—	434,183

**	Corporate and Other Obligations:
	Actavis Funding Scs Company Guar 03/35 4.55	4.55% 15 Mar 2035	—	1,678
	Actavis Funding Scs Company Guar 03/45 4.75	4.75% 15 Mar 2045	—	2,196
	AES Corp	1.0% 01 Jun 2019	—	827
	American Tower Corp	4.5% 15 Jan 2018	—	2,584
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 08 Jan 2021	—	1,418
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 08 Jul 2021	—	970
	Americredit Automobile Receivables	1.19% 08 May 2018	—	1,500
	Americredit Automobile Receivables	1.79% 08 Mar 2019	—	1,202
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	3,385

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Anglo American Capital Company Guar 144A 05/25 4.875	4.875% 14 May 2025	—	3,709
Arcelormittal	7.25% 01 Mar 2041	—	2,335
Asbury Automotive Group Company Guar 12/24 6	6.0% 15 Dec 2024	—	1,550
At+T Inc Sr Unsecured 05/46 4.75	4.75% 15 May 2046	—	2,337
At+T Inc Sr Unsecured 08/41 5.55	5.55% 15 Aug 2041	—	226
Banc Of America Commercial Mortgage	1.0% 10 Apr 2049	—	2,279
Banco Santander Bras Ci	4.625% 13 Feb 2017	—	3,028
Banco Santander Chile	3.875% 20 Sep 2022	—	2,989
Bank of America	6.4% 28 Aug 2017	—	2,895
Bank of America	5.625% 01 Jul 2020	—	4,336
Bank of America	5.0% 13 May 2021	—	2,215
Barclays Plc Sr Unsecured 06/20 2.875	2.875% 08 Jun 2020	—	6,892
Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	2,123
Biogen Inc Sr Unsecured 09/20 2.9	2.9% 15 Sep 2020	—	1,348
Braskem America Finance	7.125% 22 Jul 2041	—	3,691
Bunge Limited Finance Co	4.1% 15 Mar 2016	—	1,132
California Republic Auto Recei Crart 2015 4 A3 144A	2.04% 15 Jan 2020	—	824
CBRE Services Inc	5.0% 15 Mar 2023	—	528
CCO Hldgs LLC	5.25% 15 Mar 2021	—	3,665
CCO Hldgs LLC/Cap Corp	6.5% 30 Apr 2021	—	859
Cco Safari Ii Llc Sr Secured 144A 10/45 6.484	6.484% 23 Oct 2045	—	2,557
CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	1,909
Celgene Corp Sr Unsecured 08/45 5	5.0% 15 Aug 2045	—	2,186
Celulosa Arauco	5.0% 21 Jan 2021	—	2,739
Centurylink Inc	5.625% 01 Apr 2020	—	1,039
Centurylink Inc Sr Unsecured 03/22 5.8	5.8% 15 Mar 2022	—	206
Cielo Sa/Cielo Usa Inc	3.75% 16 Nov 2022	—	2,478
Citigroup Inc	4.05% 30 Jul 2022	—	2,534
Citigroup Inc Sr Unsecured 10/20 2.65	2.65% 26 Oct 2020	—	2,011
Citigroup Inc Sr Unsecured 12/18 2.05	2.05% 07 Dec 2018	—	1,942
CNPC General Capital	3.95% 19 Apr 2022	—	3,067
Colony American Finance Ltd Cafl 2015 1 A 144A	2.896% 15 Oct 2047	—	2,802
Colony American Homes	1.0% 17 May 2031	—	3,455
Comm Mortgage Trust	1.0% 10 Dec 2049	—	778
Contl Airlines	4.0% 29 Apr 2026	—	2,347
Contl Airlines	5.983% 19 Oct 2023	—	3,931
Cps Auto Trust Cps 2015 C C 144A	3.42% 16 Aug 2021	—	2,238
Cvs Health Corp Sr Unsecured 07/25 3.875	3.875% 20 Jul 2025	—	2,299
Cvs Health Corp Sr Unsecured 07/45 5.125	5.125% 20 Jul 2045	—	1,503
Cvs Health Corp Sr Unsecured 144A 12/22 4.75	4.75% 01 Dec 2022	—	724
Cvs Health Corp Sr Unsecured 144A 12/24 5	5.0% 01 Dec 2024	—	406
Db Master Finance Llc Dnkn 2015 1A A2I 144A	3.262% 20 Feb 2045	—	737
Delphi Automotive Plc Company Guar 11/20 3.15	3.15% 19 Nov 2020	—	600
Deluxe Corp	6.0% 15 Nov 2020	—	2,967
Dolphin Energy Ltd	5.5% 15 Dec 2021	—	3,302
Dun & Bradstreet Corp	3.25% 01 Dec 2017	—	1,664
Dynegy Inc Company Guar 11/19 6.75	6.75% 01 Nov 2019	—	2,258
Ecopetrol Sa Sr Unsecured 06/26 5.375	5.375% 26 Jun 2026	—	2,688
Embarq Corp	7.995% 01 Jun 2036	—	6,650
Embraer Netherlands Fina Company Guar 06/25 5.05	5.05% 15 Jun 2025	—	3,689

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Energy Transfer Partners	6.05% 01 Jun 2041	—	5,038
Energy Transfer Partners	5.2% 01 Feb 2022	—	1,192
Ensco Plc	4.5% 01 Oct 2024	—	620
Ensco Plc	5.75% 01 Oct 2044	—	792
Equifax Inc	7.0% 01 Jul 2037	—	2,536
Firstenergy Corp	2.75% 15 Mar 2018	—	2,187
Flextronics Intl Ltd Company Guar 144A 06/25 4.75	4.75% 15 Jun 2025	—	950
Ford Motor	7.45% 16 Jul 2031	—	1,668
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	4,976
Ford Motor Credit Co LLC	5.0% 15 May 2018	—	6,151
Freeport McMoran	2.375% 15 Mar 2018	—	1,288
Frontier Communications	7.875% 15 Jan 2027	—	1,354
Frontier Communications	8.5% 15 Apr 2020	—	3,010
Gamestop Corp	5.5% 01 Oct 2019	—	2,071
GCCFC Commercial Mortgage	5.736% 10 Dec 2049	—	1,496
General Elec Cap Corp	2.95% 09 May 2016	—	2,872
General Motors Co	5.0% 01 Jan 2035	—	5,254
General Motors Co Sr Unsecured 04/45 5.2	5.2% 01 Jan 2045	—	4,505
Goldman Sachs Group	5.25% 27 Jul 2021	—	2,988
Goldman Sachs Group	6.15% 01 Apr 2018	—	4,076
GP Portfolio Trust	1.0% 15 Feb 2027	—	2,684
Grupo Televisa Sab	7.25% 14 May 2043	—	1,449
GS Mortgage Securities Trust	1.0% 10 Aug 2045	—	6,358
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	1.0% 10 Aug 2044	—	968
Halyard Health Inc Company Guar 10/22 6.25	6.25% 15 Oct 2022	—	1,867
HCA Inc	7.5% 15 Feb 2022	—	5,072
Hp Enterprise Co Sr Unsecured 144A 10/20 3.6	3.6% 15 Oct 2020	—	4,214
Hp Enterprise Co Sr Unsecured 144A 10/35 6.2	6.2% 15 Oct 2035	—	2,243
Hyundai Capital America Sr Unsecured 144A 10/20 3	3.0% 30 Oct 2020	—	4,109
Ihs Inc Company Guar 11/22 5	5.0% 01 Nov 2022	—	1,064
Intl Lease Finance Corp	6.25% 15 May 2019	—	7,720
Jp Morgan Chase Commercial Mor Jpmcc 2006 Ldp9 A3	5.336% 15 May 2047	—	1,602
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 B 144A	1.0% 15 Jul 2031	—	1,869
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 C 144A	1.0% 15 Jul 2031	—	1,488
JPMorgan Chase & Co	4.25% 15 Oct 2020	—	717
JPMorgan Chase & Co	4.625% 10 May 2021	—	1,135
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	3,968
Kb Home Company Guar 05/19 4.75	4.75% 15 May 2019	—	2,330
Kindred Healthcare Inc Company Guar 01/20 8	8.0% 15 Jan 2020	—	1,544
Kla Tencor Corp Sr Unsecured 11/19 3.375	3.375% 01 Nov 2019	—	1,062
Kraft Heinz Foods Co Company Guar 144A 07/25 3.95	3.95% 15 Jul 2025	—	2,879
Level 3 Financing Inc Company Guar 02/23 5.625	5.625% 01 Feb 2023	—	1,531
Mednax Inc Company Guar 144A 12/23 5.25	5.25% 01 Dec 2023	—	453
Methanex Corp	3.25% 15 Dec 2019	—	2,794
Mexichem Sab DE CV	6.75% 19 Sep 2042	—	3,063
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	1.0% 25 Sep 2057	—	2,185
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 8 A3	1.0% 12 Aug 2049	—	4,968
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	3,772
Molex Electronics Tech Sr Unsecured 144A 04/20 2.878	2.878% 15 Apr 2020	—	1,902
Molex Electronics Tech Sr Unsecured 144A 04/25 3.9	3.9% 15 Apr 2025	—	1,054
Morgan Stanley	5.55% 27 Apr 2017	—	3,938

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Morgan Stanley	5.5% 26 Jan 2020	—	2,727
Morgan Stanley Capital I Trust	1.0% 12 Apr 2049	—	659
Morgan Stanley Capital I Trust	5.569% 15 Dec 2044	—	8,714
Morgan Stanley Sr Unsecured 10/24 3.7	3.7% 23 Oct 2024	—	4,375
Mtn Mauritius Invstments Company Guar 144A 11/24 4.755	4.755% 11 Nov 2024	—	2,613
Myriad Int Holding BV	6.0% 18 Jul 2020	—	3,994
Nabors Industries Inc	5.1% 15 Sep 2023	—	2,976
National Rural Util Coop	1.0% 30 Apr 2043	—	2,222
Navient Corp Sr Unsecured 03/24 6.125	6.125% 25 Mar 2024	—	2,203
Newfield Exploration Co	5.75% 30 Jan 2022	—	2,259
Newfield Exploration Co Sr Unsecured 01/26 5.375	5.375% 01 Jan 2026	—	621
Onemain Financial Issuance Tru Omfit 2015 1A A 144A	3.19% 18 Mar 2026	—	2,835
Owens Corning Company Guar 12/24 4.2	4.2% 01 Dec 2024	—	1,461
Perkinelmer Inc	5.0% 15 Nov 2021	—	1,744
Pertamina Persero	5.625% 20 May 2043	—	5,640
Petrobras Global Finance	5.625% 20 May 2043	—	1,687
Petrobras Global Finance Company Guar 06/49 6.85	6.85% 05 Jun 2049	—	3,111
Petrobras Intl Fin Co	6.75% 27 Jan 2041	—	2,739
Petroleos Mexicanos	3.5% 18 Jul 2018	—	1,415
Petroleos Mexicanos Company Guar 01/21 5.5	5.5% 21 Jan 2021	—	1,060
Petroleos Mexicanos Company Guar 144A 07/20 3.5	3.5% 23 Jul 2020	—	497
Phillips 66	4.3% 01 Apr 2022	—	2,471
Plains Exploration & Pro	6.875% 15 Feb 2023	—	1,939
Polyone Corp	5.25% 15 Mar 2023	—	2,050
Quicken Loans Inc Company Guar 144A 05/25 5.75	5.75% 01 May 2025	—	1,073
Regal Entertainment Grp Sr Unsecured 03/22 5.75	5.75% 15 Mar 2022	—	1,877
Reynolds American Inc	7.25% 15 Jun 2037	—	6,250
Rio Oil Finance Trust Sr Secured 144A 07/24 6.25	6.25% 06 Jul 2024	—	4,889
Rock Tenn Co	4.0% 01 Mar 2023	—	1,657
Rowan Companies Inc	5.0% 01 Sep 2017	—	2,906
RPM International Inc	6.125% 15 Oct 2019	—	2,184
Santander Drive Auto	2.7% 15 Aug 2018	—	1,302
Santander Drive Auto	1.94% 15 Mar 2018	—	1,177
Sealed Air Corp	6.5% 01 Dec 2020	—	1,490
Sequoia Mortgage Trust	1.0% 25 May 2043	—	3,286
Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	694
SLM Corp	4.875% 17 Jun 2019	—	4,766
SM Energy Co	6.5% 01 Jan 2023	—	1,821
Southern Copper Corp Sr Unsecured 04/45 5.875	5.875% 23 Apr 2045	—	3,853
Springleaf Funding Trust	3.92% 16 Jan 2023	—	5,333
Sprint Capital Corp	6.875% 15 Nov 2028	—	1,780
Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	2,459
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	168
Tesoro Logistics Lp/Corp Company Guar 144A 10/19 5.5	5.5% 15 Oct 2019	—	510
Tesoro Logistics Lp/Corp Company Guar 144A 10/22 6.25	6.25% 15 Oct 2022	—	925
Textainer Marine Containers Li Tmcl 2014 1A A 144A	3.27% 20 Oct 2039	—	3,549
Textron Inc Sr Unsecured 03/25 3.875	3.875% 01 Mar 2025	—	883
Thai Oil Pcl	4.875% 23 Jan 2043	—	5,622
Time Warner Cable Inc	5.875% 15 Nov 2040	—	498
Time Warner Cable Inc	5.5% 01 Sep 2041	—	2,171

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Time Warner Cable Inc	4.5% 15 Sep 2042	—	1,650
	Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	—	1,417
	Transelec SA	4.625% 26 Jul 2023	—	3,134
	Transocean Inc	6.5% 15 Nov 2020	—	1,658
	Universal Health Svcs Sr Secured 144A 08/19 3.75	3.75% 01 Aug 2019	—	764
	Universal Health Svcs Sr Secured 144A 08/22 4.75	4.75% 01 Aug 2022	—	834
	USG Corp	9.75% 15 Jan 2018	—	2,673
	Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	1,956
	Verizon Communications Sr Unsecured 03/34 5.05	5.05% 15 Mar 2034	—	1,272
	Verizon Communications Sr Unsecured 11/34 4.4	4.4% 01 Nov 2034	—	5,680
	Viacom Inc Sr Unsecured 04/44 5.25	5.25% 01 Apr 2044	—	619
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	2,282
	Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	1.0% 15 Jun 2044	—	771
	Whirlpool Corp	4.7% 01 Jun 2022	—	3,674
	Windstream Corp	7.5% 01 Apr 2023	—	2,033
	Wolverine World Wide	6.125% 15 Oct 2020	—	859
	World Financial Network	3.14% 17 Jan 2023	—	10,049
	World Financial Network	1.76% 17 May 2021	—	6,762

	Corporate and Other Obligations		—	442,675

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	767,591
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	107,065
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	91,666

	Cash & Cash Equivalents		—	966,322

	U.S. Government and Government Agency Issues

	California St Cas	5.75% 01 Mar 2017	—	14,850
	Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	21,930
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	11,231
	Fed HM LN PC Pool G03205	5.5% 01 Jul 2035	—	2,101
	Fed Hm Ln Pc Pool G07956 Fg 01/45 Fixed 4	4.0% 01 Jan 2045	—	60,001
	Fed Hm Ln Pc Pool G08677 Fg 11/45 Fixed 4	4.0% 01 Nov 2045	—	57,255
	Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	2,278
	Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	868
	Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	62,254
	Fed HM LN PC Pool Q11095	3.5% 01 Sep 2042	—	74,981
	Fed HM LN PC Pool U92432	4.0% 01 Feb 2044	—	11,799
	FNMA Tba Jan 30 Single Fam	4.5% 01 Feb 2099	—	61,093
	FNMA Pool 254693	5.5% 01 Apr 2033	—	3,910
	FNMA Pool 725222	5.5% 01 Feb 2034	—	4,994
	FNMA Pool 725423	5.5% 01 May 2034	—	3,804
	FNMA Pool 725424	5.5% 01 Apr 2034	—	1,677

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 725690	6.0% 01 Aug 2034	—	1,549
FNMA Pool 725946	5.5% 01 Nov 2034	—	4,382
FNMA Pool 743132	5.0% 01 Oct 2018	—	5,769
FNMA Pool 914789	5.0% 01 Apr 2037	—	30,989
FNMA Pool 931745	5.0% 01 Aug 2024	—	36,157
FNMA Pool 986148	5.5% 01 Jan 2038	—	29,369
FNMA Pool AB5519	3.5% 01 Jul 2042	—	59,622
FNMA Pool AB5688	3.5% 01 Jul 2037	—	19,043
FNMA Pool AB6282	3.5% 01 Sep 2042	—	89,115
FNMA Pool AB7016	4.0% 01 Nov 2042	—	56,545
FNMA Pool AB9096	4.0% 01 Apr 2043	—	32,670
Fnma Pool Aj7678 Fn 12/41 Fixed 3.5	3.5% 01 Dec 2041	—	19,312
FNMA Pool AL0139	1.0% 01 Feb 2039	—	13,983
FNMA Pool AO4163	3.5% 01 Jun 2042	—	54,349
FNMA Pool AO5515	3.5% 01 Jul 2042	—	10,599
FNMA Pool AO8169	3.5% 01 Sep 2042	—	36,964
FNMA Pool AQ6238	3.5% 01 Dec 2042	—	15,007
FNMA Pool AR4445	3.0% 01 Mar 2043	—	14,001
FNMA Pool AR9225	3.0% 01 Mar 2043	—	54,923
Fnma Pool As3642 Fn 10/44 Fixed 4	4.0% 01 Oct 2044	—	53,529
Fnma Pool As4067 Fn 12/44 Fixed 4	4.0% 01 Dec 2044	—	11,951
Fnma Pool As4558 Fn 03/45 Fixed 3.5	3.5% 01 Mar 2045	—	30,112
Fnma Pool As4705 Fn 04/45 Fixed 3.5	3.5% 01 Apr 2045	—	15,158
FNMA Pool AU1628	3.0% 01 Jul 2043	—	56,975
FNMA Pool MA1217	4.0% 01 Oct 2042	—	33,132
FNMA Pool MA1404	3.5% 01 Apr 2042	—	32,831
Fnma Pool Ma2512 Fn 01/46 Fixed 4	4.0% 01 Jan 2046	—	18,254
FNMA Tba 30Yr Single Family Ja	3.5% 01 Dec 2099	—	123,855
FNMA Tba Single Family Mortgag	4.0% 01 Dec 2099	—	158,456
Futures Cash Collateral Usd Held At Broker	US Dollars	—	5,687
Gnma Ii Pool Ma2963 G2 07/45 Fixed 4.5	4.5% 20 Jul 2045	—	49,512
GNMA II TBA 30 Yr	3.5% 21 Jan 2045	—	93,903
Korea Finance Corp	2.25% 07 Aug 2017	—	31,079
New Jersey St Econ Dev Auth	1.802% 15 Jun 2017	—	32,146
New Jersey St Econ Dev Auth Re Njsdev 06/20 Fixed 4.447	4.447% 15 Jun 2020	—	24,527
North Carolina State Education	1.0% 25 Jul 2025	—	45,101
Province of Ontario	4.0% 07 Oct 2019	—	70,512
Republic Of Poland	6.375% 15 Jul 2019	—	1,571
Republica Orient Uruguay Sr Unsecured 08/24 4.5	4.5% 14 Aug 2024	—	5,407
Republica Orient Uruguay Sr Unsecured 10/27 4.375	4.375% 27 Oct 2027	—	9,286
State Of Qatar	4.5% 20 Jan 2022	—	10,538
Treasury Bill 03/16 0.00000	0.01% 24 Mar 2016	—	283,505
Tsy Infl Ix N/B	0.125% 15 Apr 2019	—	126,954
Tsy Infl Ix N/B 01/18 1.625	1.625% 15 Jan 2018	—	265,596
United Mexican States Sr Unsecured 03/19 5.95	5.95% 19 Mar 2019	—	3,739
United States of America Treasury	1.0% 31 Oct 2016	—	126,944
US Treasury N/B	0.625% 15 Feb 2017	—	71,481
US Treasury N/B	0.875% 15 Aug 2017	—	275,895
US Treasury N/B	3.625% 15 Feb 2020	—	63,393
US Treasury N/B	0.625% 30 Sep 2017	—	177,832

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
US Treasury N/B	0.5% 31 Aug 2016	—	301,912
US Treasury N/B	0.5% 30 Sep 2016	—	354,675
US Treasury N/B	0.375% 31 Oct 2016	—	161,382
US Treasury N/B	0.5% 30 Nov 2016	—	253,331
US Treasury N/B	1.5% 31 Dec 2018	—	480,047
US Treasury N/B	0.75% 15 Jan 2017	—	251,538
US Treasury N/B	0.875% 15 Aug 2017	—	355,286
US Treasury N/B	2.375% 15 Aug 2024	—	17,191
Us Treasury N/B 01/17 0.5	0.5% 31 Jan 2017	—	369,846
Us Treasury N/B 01/18 2.625	2.625% 31 Jan 2018	—	474,814
Us Treasury N/B 01/20 1.25	1.25% 31 Jan 2020	—	8,122
Us Treasury N/B 02/18 1	1.0% 15 Feb 2018	—	29,980
Us Treasury N/B 03/18 0.75	0.75% 31 Mar 2018	—	83,114
Us Treasury N/B 04/20 1.375	1.375% 30 Apr 2020	—	145,374
Us Treasury N/B 05/25 2.125	2.125% 15 May 2025	—	9,498
Us Treasury N/B 06/20 1.625	1.625% 30 Jun 2020	—	27,555
Us Treasury N/B 07/17 0.5	0.5% 31 Jul 2017	—	121,091
Us Treasury N/B 07/17 0.625	0.625% 31 Jul 2017	—	110,568
Us Treasury N/B 07/18 1.375	1.375% 31 Jul 2018	—	279,467
Us Treasury N/B 07/19 1.625	1.625% 31 Jul 2019	—	193,834
Us Treasury N/B 07/20 1.625	1.625% 31 Jul 2020	—	165,732
Us Treasury N/B 08/20 1.375	1.375% 31 Aug 2020	—	22,531
Us Treasury N/B 08/20 2.125	2.125% 31 Aug 2020	—	384,176
Us Treasury N/B 08/22 1.875	1.875% 31 Aug 2022	—	27,349
Us Treasury N/B 08/25 2	2.0% 15 Aug 2025	—	110,424
Us Treasury N/B 10/17 1.875	1.875% 31 Oct 2017	—	457,825
Us Treasury N/B 10/18 1.75	1.75% 31 Oct 2018	—	84,942
Us Treasury N/B 10/20 1.375	1.375% 31 Oct 2020	—	55,541
Us Treasury N/B 10/20 1.375	1.375% 31 Oct 2020	—	34,338
Us Treasury N/B 10/22 1.875	1.875% 31 Oct 2022	—	19,174
Us Treasury N/B 11/20 2	2.0% 30 Nov 2020	—	123,597
Us Treasury N/B 11/22 2	2.0% 30 Nov 2022		55,034
Us Treasury N/B 11/25 2.25	2.25% 15 Nov 2025	—	67,388
Us Treasury N/B 12/16 0.625	0.625% 31 Dec 2016	—	127,067

U.S. Government and Government Agency Issues		—	9,051,978

Corporate and Other Obligations

21St Century Fox America Company	4.5% 15 Feb 2021	—	14,239
Abbvie Inc Sr Unsecured 05/20 2.5	2.5% 14 May 2020	—	2,722
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	16,949
Abn Amro Bank Nv	4.25% 02 Feb 2017	—	14,118
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	19,024
Ace Ina Holdings	2.7% 13 Mar 2023	—	168
Actavis Funding Scs	3.85% 15 Jun 2024	—	4,373
Actavis Funding Scs Company Guar 03/20 3	3.0% 12 Mar 2020	—	24,796
Agilent Technologies Inc	6.5% 01 Nov 2017	—	3,082
Airgas Inc Sr Unsecured 08/20 3.05	3.05% 01 Aug 2020	—	6,398
Albemarle Corp	3.0% 01 Dec 2019	—	9,271

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Alcoa Inc	6.75% 15 Jul 2018	—	15,684
Alibaba Group Holding Sr Unsecured 11/19 2.5	2.5% 28 Nov 2019	—	32,403
Allegheny Technologies	5.95% 15 Jan 2021	—	8,720
Allied World Assurance	7.5% 01 Aug 2016	—	5,859
Allied World Assurance Company Guar 10/25 4.35	4.35% 29 Oct 2025	—	16,071
Ally Auto Receivables Trust Allya 2015 2 A3	1.49% 15 Nov 2019	—	13,830
Ally Master Owner Trust	1.29% 15 Jan 2019	—	22,006
Ally Master Owner Trust	1.54% 15 Sep 2019	—	42,877
Ally Master Owner Trust Amot 2015 3 A	1.63% 15 May 2020	—	21,788
Altria Group Inc	2.85% 09 Aug 2022	—	30,827
Altria Group Inc	2.625% 14 Jan 2020	—	16,184
American Express Credit	1.26% 15 Jan 2020	—	7,135
American Express Credit Sr Unsecured 09/20 2.6	2.6% 14 Sep 2020	—	27,717
American Intl Group	4.875% 01 Jun 2022	—	11,135
American Intl Group	6.4% 15 Dec 2020	—	33,703
American Tower Corp	5.05% 01 Sep 2020	—	14,286
American Tower Corp Sr Unsecured 02/19 3.4	3.4% 15 Feb 2019	—	16,747
American Tower Corp Sr Unsecured 03/22 4.7	4.7% 15 Mar 2022	—	13,727
American Tower Corp Sr Unsecured 06/20 2.8	2.8% 01 Jun 2020	—	7,441
Americredit Automobile Receiva Amcar 2015 2 A3	1.27% 08 Jan 2020	—	31,639
Americredit Automobile Receivables	1.27% 08 Jul 2019	—	17,640
Americredit Automobile Receivables	0.92% 09 Apr 2018	—	7,562
Americredit Automobile Receivables	0.96% 09 Apr 2018	—	3,767
Ameriprise Financial Inc	3.7% 15 Oct 2024	—	4,906
Amgen Inc	2.2% 22 Feb 2019	—	2,403
Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	14,236
Anheuser Busch	5.0% 01 Mar 2019	—	1,110
Anheuser Busch Inbev Wor Company Guar 07/22 2.5	2.5% 15 Jul 2022	—	14,054
Anthem Inc	2.3% 15 Jul 2018	—	21,441
Apple Inc	2.85% 06 May 2021	—	13,376
Apple Inc Sr Unsecured 05/22 2.7	2.7% 13 May 2022	—	7,754
Astrazeneca Plc Sr Unsecured 11/20 2.375	2.375% 16 Nov 2020	—	27,471
AT&T Inc	5.8% 15 Feb 2019	—	15,547
AT&T Inc	1.0% 27 Nov 2018	—	26,144
At+T Inc Sr Unsecured 06/22 3	3.0% 30 Jun 2022	—	17,276
Bank of America	1.0% 15 Jun 2021	—	17,842
Bank of America	6.4% 28 Aug 2017	—	32,031
Bank of America	6.875% 25 Apr 2018	—	8,153
Bank of America	3.3% 11 Jan 2023	—	13,127
Bank of America	4.0% 01 Apr 2024	—	9,737
Bank of America	4.2% 26 Aug 2024	—	8,321
Bank of America	6.875% 25 Apr 2018	—	5,688
Bank of America	6.0% 01 Sep 2017	—	13,717
Bank of America	5.65% 01 May 2018	—	4,989
Bank of America	5.625% 01 Jul 2020	—	32,260
Bank of America	3.875% 22 Mar 2017	—	4,215
Bank of America	2.6% 15 Jan 2019	—	7,276
Bank of America	5.42% 15 Mar 2017	—	10,733
Bank of America	1.0% 15 Jan 2019	—	34,152
Bank Of America Corp	6.5% 15 Jul 2018	—	25,452

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Bank Of America Credit Card Tr Bacct 2015 A2 A	1.36% 15 Sep 2020	—	31,236
	Bank Of America Na Sr Unsecured 03/18 1.65	1.65% 26 Mar 2018	—	14,839
	Bank of Montreal	1.4% 11 Sep 2017	—	9,620
	Bank Of The West Auto Trust Bwsta 2015 1 A3 144A	1.31% 15 Oct 2019	—	21,862
	Barclays Bank	5.125% 08 Jan 2020	—	14,168
	Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	—	22,288
	Barclays Dryrock Issuance Trus Drock 2015 4 A	1.72% 16 Aug 2021	—	11,093
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	36,130
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	12,009
	Barclays Plc Sr Unsecured 03/25 3.65	3.65% 16 Mar 2025	—	15,029
	Barrick Gold Corp Sr Unsecured 05/23 4.1	4.1% 01 May 2023	—	708
	Barrick NA Finance LLC	4.4% 30 May 2021	—	15,740
*	Baxalta Inc Sr Unsecured 144A 06/22 3.6	3.6% 23 Jun 2022	—	12,542
*	Baxter International Inc	1.85% 15 Jan 2017	—	7,592
	Bear Stearns Commercial Mortgage	1.0% 12 Jan 2045	—	24,734
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	—	28,625
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	10,091
	Biogen Inc Sr Unsecured 09/22 3.625	3.625% 15 Sep 2022	—	7,159
	Bmw Floorplan Master Owner Tru Bmwft 2015 1A A 144A	1.0% 15 Jul 2020	—	16,531
	Boston Properties LP	3.7% 15 Nov 2018	—	9,435
	BP Capital Markets PLC	1.846% 05 May 2017	—	32,808
	Bp Capital Markets Plc Company Guar 03/22 3.062	3.062% 17 Mar 2022	—	10,609
	British Telecom Plc	1.625% 28 Jun 2016	—	16,863
	Brown & Brown Inc	4.2% 15 Sep 2024	—	5,939
	Capital One Financial Co	5.25% 21 Feb 2017	—	13,503
	Capital One Multi Asset Execut Comet 2015 A5 A5	1.6% 17 May 2021	—	19,354
	Capital One NA	2.4% 05 Sep 2019	—	31,455
	Capital One NA	1.5% 22 Mar 2018	—	26,702
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	—	13,852
	CBS Corp	5.75% 15 Apr 2020	—	9,728
	Cbs Corp Company Guar 01/25 3.5	3.5% 15 Jan 2025	—	5,079
	Cco Safari Ii Llc Sr Secured 144A 07/25 4.908	4.908% 23 Jul 2025	—	12,361
	CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	43,689
	Celgene Corp Sr Unsecured 08/25 3.875	3.875% 15 Aug 2025	—	12,152
	Centerpoint Energy Resources	4.5% 15 Jan 2021	—	3,608
	Chase Issuance Trust	2.77% 15 Mar 2023	—	16,758
	Chrysler Capital Auto Receivab Ccart 2015 Ba A3 144A	1.91% 16 Mar 2020	—	13,838
	CIT Equipment Collateral	1.13% 20 Jul 2020	—	8,666
	Citibank Credit Card Issuance	2.88% 23 Jan 2023	—	32,114
	Citigroup Commercial Mortgage	1.0% 10 Dec 2049	—	14,207
	Citigroup Commercial Mortgage	5.431% 15 Oct 2045	—	7,932
	Citigroup Commercial Mortgage	1.0% 15 Mar 2049	—	4,844
	Citigroup Inc Sr Unsecured 10/20 2.65	2.65% 26 Oct 2020	—	18,069
	Citigroup Inc Subordinated 03/25 3.875	3.875% 26 Mar 2025	—	22,413
	Citigroup Inc Subordinated 06/25 4.4	4.4% 10 Jun 2025	—	16,142
	Citigroup Inc Subordinated 09/27 4.45	4.45% 29 Sep 2027	—	13,999
	Cleveland Electric	5.7% 01 Apr 2017	—	7,405
	Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	—	11,336
	Codelco Inc Sr Unsecured 144A 09/25 4.5	4.5% 16 Sep 2025	—	6,603
	Comcast Corp	6.5% 15 Jan 2017	—	6,331

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Comerica Bank Sr Unsecured 06/20 2.5	2.5% 02 Jun 2020	—	8,889
Comm Mortgage Trust	1.0% 11 Jun 2027	—	10,894
Comm Mortgage Trust	1.8726% 12 Apr 2035	—	6,784
Comm Mortgage Trust	3.689% 10 Aug 2046	—	21,861
Comm Mortgage Trust Comm 2006 C8 A1A	5.292% 10 Dec 2046	—	19,915
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.404% 10 Oct 2048	—	29,160
Conocophillips Company Company Guar 11/21 2.875	2.875% 15 Nov 2021	—	9,679
Constellation Energy	5.15% 01 Dec 2020	—	3,247
Consumers Energy	6.12% 15 Mar 2019	—	10,597
Cooperatieve Rabobank Ua Bank Guarant 08/25 4.375	4.375% 04 Aug 2025	—	14,157
Cooperatieve Rabobank Ua Company Guar 11/22 3.95	3.95% 09 Nov 2022	—	19,657
Corporate Office Prop Lp Company Guar 07/25 5	5.0% 01 Jul 2025	—	7,600
Countrywide Finl Corp	6.25% 15 May 2016	—	2,551
Coventry Health Care Inc	5.95% 3/15/2017	—	3,068
Cox Communications Inc	6.2% 01 Jun 2018	—	29,917
Cox Communications Inc Sr Unsecured 144A 06/23 2.95	2.95% 30 Jun 2023	—	3,845
Cred Suis Gp Fun Ltd Company Guar 144A 03/20 2.75	2.75% 26 Mar 2020	—	18,725
Cred Suis Gp Fun Ltd Company Guar 144A 09/22 3.8	3.8% 15 Sep 2022	—	27,646
Cred Suis Gp Fun Ltd Company Guar 144A 12/20 3.125	3.125% 10 Dec 2020	—	13,857
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	3,035
Credit Suisse	5.3% 13 Aug 2019	—	34,159
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.718% 15 Aug 2048	—	15,331
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.616% 15 Nov 2048	—	8,777
CVS Caremark Corp	2.25% 05 Dec 2018	—	26,766
Cvs Health Corp Sr Unsecured 07/25 3.875	3.875% 20 Jul 2025	—	11,400
Daimler Finance Na Llc Company Guar 144A 05/20 2.45	2.45% 18 May 2020	—	15,844
DCP Midstream Operating Company	4.95% 01 Apr 2022	—	10,689
Dell Equipment Finance Trust Deft 2015 1 A3 144A	1.3% 23 Mar 2020	—	7,708
Dell Equipment Finance Trust Deft 2015 2 A2A 144A	1.42% 22 Dec 2017	—	4,350
Delmarva Pwr & Light Co	3.5% 15 Nov 2023	—	22,606
Delphi Automotive Plc Company Guar 11/20 3.15	3.15% 19 Nov 2020	—	2,574
Delta Air Lines	7.75% 17 Jun 2021	—	13,838
Deutsche Bank Ag London Sr Unsecured 02/18 1.875	1.875% 13 Feb 2018	—	18,743
Devon Energy Corporation Sr Unsecured 12/25 5.85	5.85% 15 Dec 2025	—	8,691
Directv Holdings	4.6% 15 Feb 2021	—	9,101
Directv Holdings	3.8% 15 Mar 2022	—	2,905
DirecTV Holdings LLC	4.45% 01 Apr 2024	—	8,437
Discover Bank	7.0% 15 Apr 2020	—	15,654
Discover Card	1.04% 15 Apr 2019	—	22,158
Discover Card Execution Note T Dcent 2015 A1 A1	1.0% 17 Aug 2020	—	15,023
Discover Card Execution Note T Dcent 2015 A2 A	1.9% 17 Oct 2022	—	19,899
Discovery Communications Company Guar 03/25 3.45	3.45% 15 Mar 2025	—	5,196
Drive Auto Receivables Trust Drive 2015 Aa A2 144A	1.01% 15 Nov 2017	—	4,259
Drive Auto Receivables Trust Drive 2015 Da A2A 144A	1.23% 15 Jun 2018	—	8,309
Duke Energy Corp Sr Unsecured 04/24 3.75	3.75% 15 Apr 2024	—	12,014
Duke Energy Progress Inc	1.0% 06 Mar 2017	—	15,250
Ebay Inc Sr Unsecured 07/22 2.6	2.6% 15 Jul 2022	—	21,435
Empresa De Transporte	4.75% 04 Feb 2024	—	7,824
Enel Finance Intl NV	6.25% 15 Sep 2017	—	14,466
Energy Transfer Partners	4.65% 01 Jun 2021	—	10,810

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Energy Transfer Partners	6.7% 01 Jul 2018	—	17,782
Energy Transfer Partners	4.15% 01 Oct 2020	—	29,329
Energy Transfer Partners Sr Unsecured 06/18 2.5	2.5% 15 Jun 2018	—	15,802
Entergy Corp Sr Unsecured 07/22 4	4.0% 15 Jul 2022	—	11,115
Enterprise Products	5.2% 01 Sep 2020	—	9,192
Enterprise Products	3.35% 15 Mar 2023	—	10,723
Enterprise Products Oper Company Guar 02/26 3.7	3.7% 15 Feb 2026	—	12,178
Exelon Corp Sr Unsecured 06/20 2.85	2.85% 15 Jun 2020	—	20,510
Exelon Generation Co	4.25% 15 Jun 2022	—	14,626
Exelon Generation Co	4.25% 15 Jun 2022	—	6,477
Expedia Inc Company Guar 144A 02/26 5	5.0% 15 Feb 2026	—	17,275
Extended Stay America Trust	2.2952% 05 Dec 2031	—	11,826
Fanniemae Aces Fna 2015 M17 Fa	1.0% 25 Nov 2022	—	27,818
FHLMC Multifamily Structured	2.917% 25 Aug 2020	—	13,679
FHLMC Multifamily Structured	1.603% 25 Jan 2022	—	25,145
FHLMC Multifamily Structured	2.615% 25 Mar 2023	—	17,781
Fifth Third Bancorp	3.5% 15 Mar 2022	—	6,583
First National	1.0% 15 Oct 2019	—	12,024
First National Master Note Tru Fnmnt 2015 1 A	1.0% 15 Sep 2020	—	16,703
Ford Credit Auto Lease Trust	0.89% 15 Sep 2017	—	11,565
Ford Credit Auto Owner Trust	2.26% 15 Nov 2025	—	12,127
Ford Credit Auto Owner Trust	1.0% 15 Sep 2017	—	4,350
Ford Credit Floorplan Master	1.2% 15 Feb 2019	—	16,095
Ford Motor Credit	1.0% 13 Mar 2019	—	26,412
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	28,938
Ford Motor Credit Co Llc Sr Unsecured 08/25 4.134	4.134% 04 Aug 2025	—	19,007
Ford Motor Credit Co Llc Sr Unsecured 09/22 4.25	4.25% 20 Sep 2022	—	7,032
Fortune Brands Home + Se Sr Unsecured 06/20 3	3.0% 15 Jun 2020	—	8,717
Freeport McMoran	2.375% 15 Mar 2018	—	6,863
Freeport Mcmoran Oil+Gas Company Guar 11/20 6.5	6.5% 15 Nov 2020	—	1,463
Fs Investment Corp Sr Unsecured 05/22 4.75	4.75% 15 May 2022	—	15,507
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	33,508
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	23,424
GDF Suez	1.625% 10 Oct 2017	—	6,085
GE Capital	1.76% 15 Sep 2022	—	48,631
GE Capital Credit Card Master	2.22% 15 Jan 2022	—	19,265
General Elec Cap Corp	1.0% 14 Jan 2019	—	30,208
General Elec Cap Corp	4.65% 17 Oct 2021	—	7,421
General Motors Finl Co Company Guar 01/19 3.1	3.1% 15 Jan 2019	—	12,870
General Motors Finl Co Company Guar 01/25 4	4.0% 15 Jan 2025	—	1,891
General Motors Finl Co Company Guar 05/18 3.25	3.25% 15 May 2018	—	1,002
General Motors Finl Co Company Guar 05/23 4.25	4.25% 15 May 2023	—	7,479
General Motors Finl Co Company Guar 07/25 4.3	4.3% 13 Jul 2025	—	2,333
Gilead Sciences Inc Sr Unsecured 03/26 3.65	3.65% 01 Mar 2026	—	11,126
Gilead Sciences Inc Sr Unsecured 09/20 2.55	2.55% 01 Sep 2020	—	36,075
Glaxosmithkline Capital Company	1.5% 5/08/20 17	—	31,754
Glencore Funding LLC	2.5% 15 Jan 2019	—	12,915
Gm Financial Automobile Leasin Gmalt 2015 2 A3	1.68% 20 Dec 2018	—	28,671
Gm Financial Automobile Leasin Gmalt 2015 3 A3	1.69% 20 Mar 2019	—	19,391
Gmf Floorplan Owner Revolving Gfort 2015 1 A1 144A	1.65% 15 May 2020	—	10,608

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Goldman Sachs Group	7.5% 15 Feb 2019	—	15,732
Goldman Sachs Group	6.0% 15 Jun 2020	—	12,041
Goldman Sachs Group	5.75% 24 Jan 2022	—	12,703
Goldman Sachs Group	7.5% 15 Feb 2019	—	29,497
Goldman Sachs Group	1.0% 29 Nov 2023	—	31,381
Goldman Sachs Group Inc	5.95% 18 Jan 2018	—	28,503
Goldman Sachs Group Inc	1.0% 15 Nov 2018	—	33,130
Goldman Sachs Group Inc	4.0% 03 Mar 2024	—	12,206
Goldman Sachs Group Inc Sr Unsecured 09/20 2.75	7.5% 15 Feb 2019	—	7,557
Grupo Bimbo Sab De Cv	3.875% 27 Jun 2024	—	8,552
GS Mortgage Securities Trust	3.68% 10 Apr 2047	—	29,573
Halliburton Co Sr Unsecured 11/22 3.375	3.375% 15 Nov 2022	—	13,699
Harley Davidson Motorcycle Tru Hdmot 2015 2 A3	1.3% 16 Mar 2020	—	21,876
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	9,093
Hartford Finl Svcs Grp	5.125% 15 Apr 2022	—	7,549
Hcp Inc Sr Unsecured 02/25 3.4	3.4% 01 Feb 2025	—	14,887
Hcp Inc Sr Unsecured 12/22 4	4.0% 01 Dec 2022	—	27,198
Health Care Reit Inc	5.25% 15 Jan 2022	—	18,960
Health Care Reit Inc	2.25% 15 Mar 2018	—	13,049
Healthcare Realty Trust	3.75% 15 Apr 2023	—	2,690
Hess Corp	8.125% 15 Feb 2019	—	17,140
Hewlett Packard Co	4.30% 01 Jun 2021	—	30,292
Hewlett Packard Co	3.75% 01 Dec 2020	—	1,125
Hewlett Packard Co	4.65% 09 Dec 2021	—	3,390
Hilton USA Trust	2.662% 05 Nov 2030	—	37,320
Host Hotels + Resorts Lp Sr Unsecured 02/26 4.5	4.5% 01 Feb 2026	—	6,785
Host Hotels + Resorts Lp Sr Unsecured 10/23 3.75	3.75% 15 Oct 2023	—	431
Hp Enterprise Co Sr Unsecured 144A 10/20 3.6	3.6% 15 Oct 2020	—	13,952
Hp Enterprise Co Sr Unsecured 144A 10/20 3.6	3.6% 15 Oct 2020	—	21,255
Hp Enterprise Co Sr Unsecured 144A 10/22 4.4	4.4% 15 Oct 2022	—	13,867
HSBC Holdings PLC	5.1% 05 Apr 2021	—	8,789
HSBC USA Inc	2.375% 13 Nov 2019	—	15,744
Humana Inc	7.2% 15 Jun 2018	—	16,729
Huntington National Bank Sr Unsecured 11/18 2.2	2.2% 06 Nov 2018	—	13,882
Ibm Corp Sr Unsecured 11/22 2.875	2.875% 09 Nov 2022	—	19,272
Ingram Micro Inc	4.95% 15 Dec 2024	—	6,164
International Paper Co	3.65% 15 Jun 2024	—	1,143
International Paper Co Sr Unsecured 01/26 3.8	3.8% 15 Jan 2026	—	5,113
Intl Bk Recon & Develop	9.25% 15 Jul 2017	—	4,810
Israel Electric Corp Ltd Sr Secured 144A Regs 11/24 5	5.0% 12 Nov 2024	—	8,934
Jabil Circuit Inc	5.625% 15 Dec 2020	—	10,827
Jabil Circuit Inc	8.25% 15 Mar 2018	—	3,407
JP Morgan Chase & Co	3.625% 13 May 2024	—	16,917
Jp Morgan Chase Commercial Mor Jpmcc 2015 Sgp A 144A	1.0% 15 Jul 2036	—	13,868
JP Morgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	43,197
JPMBB Commercial Mortgage Secu	2.878% 15 Feb 2047	—	64,401
Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.358% 15 Nov 2048	—	42,244
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	33,039
JPMorgan Chase & Co	4.4% 22 Jul 2020	—	10,456
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	14,849

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	JPMorgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	17,973
	JPMorgan Chase Commercial Mortgage	5.439% 15 Jan 2049	—	48,586
	JPMorgan Chase Commercial Mortgage	2.7493% 15 Nov 2043	—	737
	Key Bank Na Sr Unsecured 10/27 3.18	3.18% 15 Oct 2027	—	13,753
	Kinder Morgan	5.95% 15 Feb 2018	—	14,448
	Kinder Morgan	6.85% 15 Feb 2020	—	22,041
	Kinder Morgan	4.15% 01 Mar 2022	—	18,630
	Kinder Morgan	4.15% 01 Mar 2022	—	5,986
	Kinder Morgan	3.95% 01 Sep 2022	—	11,220
	Kinder Morgan Inc/Delawa Company Guar 144A 11/23 5.625	5.625% 15 Nov 2023	—	7,541
	KLA Tencor Corp	4.65% 01 Nov 2024	—	11,447
	Kla Tencor Corp Sr Unsecured 11/21 4.125	4.125% 01 Nov 2021	—	2,065
	Kohl S Corporation Sr Unsecured 07/25 4.25	4.25% 17 Jul 2025	—	10,893
	Korea National Oil Corp	3.125% 03 Apr 2017	—	17,275
	Kraft Heinz Foods Co Company Guar 144A 07/20 2.8	2.8% 02 Jul 2020	—	15,598
	Kraft Heinz Foods Co Company Guar 144A 07/20 2.8	2.8% 02 Jul 2020	—	17,141
	Laboratory Corp Of Amer Sr Unsecured 02/25 3.6	3.6% 01 Feb 2025	—	4,643
	Liberty Property LP	5.5% 15 Dec 2016	—	2,485
	Liberty Property LP	6.625% 01 Oct 2017	—	1,475
	Life Technologies Corp	6.0% 01 Mar 2020	—	20,765
	Lincoln National Corp	8.75% 01 Jul 2019	—	4,211
	Lloyds Bank Plc Company Guar 03/18 1.75	1.75% 16 Mar 2018	—	31,021
	Lloyds Banking Group Plc	4.5% 04 Nov 2024	—	10,816
	Lyondellbasell Ind	5.0% 15 Apr 2019	—	31,445
	Macys Retail Hldgs Inc	3.875% 15 Jan 2022	—	14,215
	Magna International Inc	3.625% 15 Jun 2024	—	11,250
	Marathon Petroleum Corp	5.125% 01 Mar 2021	—	5,519
	Marathon Petroleum Corp Sr Unsecured 12/20 3.4	3.4% 15 Dec 2020	—	12,658
	Mcgraw Hill Financial In Company Guar 02/26 4.4	4.4% 15 Feb 2026	—	10,128
	Mcgraw Hill Financial In Company Guar 08/20 3.3	3.3% 14 Aug 2020	—	6,760
	Medtronic Inc Company Guar 03/20 2.5	2.5% 15 Mar 2020	—	30,980
	Medtronic Inc Company Guar 03/22 3.15	3.15% 15 Mar 2022	—	16,157
	Mercedes Benz Auto Lease Trust Mbalt 2015 B A3	1.34% 16 Jul 2018	—	10,434
	Merrill Lynch Mortgage	1.0% 12 Aug 2043	—	10,331
*	Met Life Glob Funding I Secured 144A 12/20 2.5	2.5% 03 Dec 2020	—	19,138
	Methanex Corp	3.25% 15 Dec 2019	—	7,872
*	Metlife Inc	7.717% 15 Feb 2019	—	4,712
*	Metlife Inc	6.817% 15 Aug 2018	—	14,321
	Microsoft Corp Sr Unsecured 02/22 2.375	2.375% 12 Feb 2022	—	24,426
	Mizuho Bank Ltd	2.45% 16 Apr 2019	—	16,505
	ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	39,644
	ML CFC Commercial Mortgage Trust	5.166% 12 Dec 2049	—	18,415
	ML CFC Commercial Mortgage Trust	5.7% 12 Sep 2049	—	25,719
	Morgan Stanley	5.5% 24 Jul 2020	—	10,593
	Morgan Stanley	3.875% 29 Apr 2024	—	8,934
	Morgan Stanley	5.5% 28 Jul 2021	—	12,014
	Morgan Stanley	5.625% 23 Sep 2019	—	19,648
	Morgan Stanley	5.55% 27 Apr 2017	—	7,393
	Morgan Stanley	5.95% 28 Dec 2017	—	25,687

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Morgan Stanley	6.625% 01 Apr 2018	—	48,053
	Morgan Stanley	6.625% 01 Apr 2018	—	28,266
	Morgan Stanley BAML Trust	3.669% 15 Feb 2047	—	32,368
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.306% 15 Apr 2048	—	9,141
	Morgan Stanley Capital I	1.0% 11 Jun 2042	—	18,721
	Murray St Inv Trust I	1.0% 08 Mar 2017	—	1,629
	Mylan Inc	4.2% 29 Nov 2023	—	32,378
	Nabors Industries Inc	5.0% 15 Sep 2020	—	12,062
	Nabors Industries Inc Company Guar 09/21 4.625	4.625% 15 Sep 2021	—	4,943
	National Bank Of Canada Bank Guarant 12/18 2.1	2.1% 14 Dec 2018	—	27,806
	National Fuel Gas Co Sr Unsecured 07/25 5.2	5.2% 15 Jul 2025	—	14,976
	Nevada Power Co	6.5% 01 Aug 2018	—	9,536
	Nisource Finance Corp	6.8% 15 Jan 2019	—	19,665
	Nisource Finance Corp	6.125% 01 Mar 2022	—	16,130
	Nissan Auto Lease Trust Nalt 2015 A A3	1.4% 15 Jun 2018	—	18,352
	Nissan Auto Receivables Owner Narot 2015 A A3	1.05% 15 Oct 2019	—	30,550
	Noble Energy Inc	8.25% 01 Mar 2019	—	13,339
	Noble Energy Inc	3.9% 15 Nov 2024	—	7,617
	Noble Holding Intl Ltd	4.9% 01 Aug 2020	—	104
	Nomura Holdings Inc	2.0% 13 Sep 2016	—	16,978
	Nordea Bank Ab Sr Unsecured 144A 09/20 2.5	2.5% 17 Sep 2020	—	32,117
	Oceaneering Intl Inc	4.65% 15 Nov 2024	—	10,527
	Oneok Partners Lp Company Guar 10/22 3.375	3.375% 01 Oct 2022	—	16,727
	Owens Corning Inc	6.5% 01 Dec 2016	—	424
	Perrigo Finance Plc	3.5% 15 Dec 2021	—	6,815
	Petroleos Mexicanos	3.5% 18 Jul 2018	—	5,320
	Philip Morris Intl Inc	5.65% 16 May 2018	—	937
	Philip Morris Intl Inc	2.9% 15 Nov 2021	—	4,000
	Pioneer Natural Resource Sr Unsecured 01/21 3.45	3.45% 15 Jan 2021	—	6,189
	Plains All Amer Pipeline Sr Unsecured 06/22 3.65	3.65% 01 Jun 2022	—	11,651
	Plains All Amer Pipeline Sr Unsecured 10/25 4.65	4.65% 15 Oct 2025	—	900
	Plains All Amer Pipeline Sr Unsecured 11/24 3.6	3.6% 01 Nov 2024	—	8,906
	Plains Exploration & Pro	6.875% 15 Feb 2023	—	15,157
	PNC Bank NA	2.4% 18 Oct 2019	—	15,009
	PNC Bank NA	2.2% 28 Jan 2019	—	14,655
*	Prudential Financial Inc	3.5% 15 May 2024	—	32,270
*	Prudential Financial Inc	4.5% 15 Nov 2020	—	10,476
	Puget Energy Inc Sr Secured 144A 05/25 3.65	3.65% 15 May 2025	—	2,165
	Quest Diagnostic Inc	4.75% 30 Jan 2020	—	12,205
	Quest Diagnostics Inc	4.7% 01 Apr 2021	—	4,550
	Regency Centers LP	5.875% 15 Jun 2017	—	3,951
	Reliance Steel & Alum	4.5% 15 Apr 2023	—	2,720
	Republic Services Inc	3.8% 15 May 2018	—	463
	Residential Asset Securities	1.0% 25 May 2033	—	219
	Reynolds American Inc	3.25% 01 Nov 2022	—	7,884
	Reynolds American Inc Company Guar 06/19 8.125	8.125% 23 Jun 2019	—	23,660
	Reynolds American Inc Company Guar 06/22 4	4.0% 12 Jun 2022	—	15,293
	Rio Tinto Fin Usa Ltd	3.5% 02 Nov 2020	—	842
	Rio Tinto Fin Usa Ltd Company Guar 09/21 3.75	3.75% 20 Sep 2021	—	7,851
	Rio Tinto Fin Usa PLC	3.5% 22 Mar 2022	—	17,656

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Rockwell Collins Inc	1.0% 15 Dec 2016	—	6,347
	Ross Stores Inc	3.375% 15 Sep 2024	—	13,363
	Rowan Companies Inc	5.0% 01 Sep 2017	—	12,110
	Santander Drive Auto Receivabl	1.15% 15 Jan 2019	—	11,667
	Santander Drive Auto Receivabl Sdart 2015 2 A3	1.22% 15 Apr 2019	—	37,837
	Santander Drive Auto Receivabl Sdart 2015 3 A2A	1.02% 17 Sep 2018	—	9,163
	Santander Drive Auto Receivabl Sdart 2015 4 A2A	1.2% 17 Dec 2018	—	9,433
	Santander Holdings USA	4.625% 19 Apr 2016	—	4,507
	Santander Issuances Company Guar 11/25 5.179	5.179% 19 Nov 2025	—	20,310
	Schlumberger Hldgs Corp Sr Unsecured 144A 12/20 3	3.0% 21 Dec 2020	—	13,740
	Schlumberger Hldgs Corp Sr Unsecured 144A 12/22 3.625	3.625% 21 Dec 2022	—	19,183
	SCSLC 2010	1.0% 25 Jul 2025	—	48,011
	Sempra Energy	4.05% 01 Dec 2023	—	17,348
	Sempra Energy Sr Unsecured 03/20 2.4	2.4% 15 Mar 2020	—	26,107
	Shell International Fin Company Guar 11/18 1.625	1.625% 10 Nov 2018	—	27,516
	Simon Property Group Lp Sr Unsecured 09/20 2.5	2.5% 01 Sep 2020	—	28,550
	Sky Plc	2.625% 16 Sep 2019	—	31,475
	SLM Student Loan Trust	1.0% 25 Sep 2019	—	30,696
	Smart Trust	1.25% 14 Aug 2018	—	37,463
	Snap On Inc	4.25% 15 Jan 2018	—	11,534
	Societe Generale	5.0% 17 Jan 2024	—	11,036
	Solvay Finance (America) Company Guar 144A 12/25 4.45	4.45% 03 Dec 2025	—	6,782
	Southern Cal Edison	5.5% 15 Aug 2018	—	14,979
	Spectra Energy Capital	8.00% 01 Oct 2019	—	4,417
	Spectra Energy Partners	2.95% 25 Sep 2018	—	3,377
	Spectra Energy Partners Sr Unsecured 03/25 3.5	3.5% 15 Mar 2025	—	13,980
	Standard Chartered PLC	1.0% 12 Jul 2022	—	17,303
*	State Street Corp	3.7% 20 Nov 2023	—	6,974
	Svenska Handelsbanken AB Bank	2.875% 04 Apr 2017	—	8,740
	Synchrony Credit Card Master N Synct 2015 3 A	1.74% 15 Sep 2021	—	13,809
	Synchrony Financial Sr Unsecured 08/19 3	3.0% 15 Aug 2019	—	14,587
	Talent Yield Investments	4.5% 25 Apr 2022	—	17,621
	Talisman Energy Sr Unsecured 02/21 3.75	3.75% 01 Feb 2021	—	10,284
	Teck Resources Limited	4.5% 15 Jan 2021	—	7,012
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	6,338
	Time Warner Cable Inc	5.0% 01 Feb 2020	—	4,366
	Time Warner Inc	3.55% 01 Jun 2024	—	22,428
	Time Warner Inc	3.55% 01 Jun 2024	—	9,275
	Time Warner Inc	4.75% 29 Mar 2021	—	15,147
	Time Warner Inc	2.1% 01 Jun 2019	—	24,952
	Time Warner Inc Company Guar 07/25 3.6	3.6% 15 Jul 2025	—	11,041
	Toronto Dominion Bank Sr Unsecured 12/20 2.5	2.5% 14 Dec 2020	—	27,829
	Total System Services	2.375% 01 Jun 2018	—	4,830
	Trans Canada Pipelines Sr Unsecured 08/22 2.5	2.5% 01 Aug 2022	—	2,367
	Transocean Inc	6.5% 15 Nov 2020	—	4,032
	Travelers Cos Inc	5.75% 15 Dec 2017	—	13,715
	Trust F/1401	5.25% 15 Dec 2024	—	13,304
	Tyson Foods Inc	2.65% 15 Aug 2019	—	3,061
	Ubs Group Funding Company Guar 144A 09/20 2.95	2.95% 24 Sep 2020	—	11,066
	Ubs Group Funding Company Guar 144A 09/25 4.125	4.125% 24 Sep 2025	—	6,970

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Unicredito Luxem Fin	6.0% 31 Oct 2017	—	8,268
	Unum Group	5.625% 15 Sep 2020	—	14,365
	Valero Energy Corp	6.125% 01 Feb 2020	—	9,969
	Verizon Communications	3.5% 01 Nov 2024	—	30,315
	Verizon Communications	3.65% 14 Sep 2018	—	29,831
	Verizon Communications	5.15% 15 Sep 2023	—	23,237
	Viacom Inc	3.875% 01 Apr 2024	—	5,185
	Viacom Inc	5.625% 15 Sep 2019	—	2,413
	Viacom Inc Sr Unsecured 12/21 3.875	3.875% 15 Dec 2021	—	4,731
	Vodafone Group	2.95% 19 Feb 2023	—	2,577
	Vodafone Group Plc Sr Unsecured 09/22 2.5	2.5% 26 Sep 2022	—	11,621
	Volkswagen Auto Loan	0.91% 22 Oct 2018	—	18,973
	Volvo Financial Equipment Llc Vfet 2015 1A A3 144A	1.51% 17 Jun 2019	—	30,580
	Wachovia Bank Commercial Mortg Wbcmt 2006 C26 A1A	1.0% 15 Jun 2045	—	6,888
	Walgreens Boots Alliance	3.8% 18 Nov 2024	—	15,672
	Waste Management Inc	6.1% 15 Mar 2018	—	26,225
	Waste Management Inc	4.75% 30 Jun 2020	—	15,647
	Wells Fargo + Company Sr Unsecured 02/25 3	3.0% 19 Feb 2025	—	15,378
	Wells Fargo + Company Sr Unsecured 07/20 2.6	2.6% 22 Jul 2020	—	27,426
	Welltower Inc Sr Unsecured 06/25 4	4.0% 01 Jun 2025	—	12,509
	Western Union Co	3.65% 22 Aug 2018	—	16,030
	Western Union Co	3.35% 22 May 2019	—	8,353
	Westpac Banking Corp Sr Unsecured 11/20 2.6	2.6% 23 Nov 2020	—	18,460
	WF RBS Commercial Mortgage	3.337% 15 Jun 2046	—	15,883
	WF RBS Commercial Mortgage	2.921% 15 Dec 2046	—	19,423
	WF RBS Commercial Mortgage Trust	3.66% 15 Mar 2047	—	22,181
	Williams Partners LP	5.25% 15 Mar 2020	—	13,088
	Williams Partners LP	3.9% 15 Jan 2025	—	7,361
	Williams Partners LP	4.0% 15 Nov 2021	—	9,747
	Williams Partners LP	7.25% 01 Feb 2017	—	11,391
	Williams Partners Lp Sr Unsecured 03/22 3.6	3.6% 15 Mar 2022	—	6,622
	World Financial Network	3.14% 17 Jan 2023	—	50,964
	World Financial Network	1.76% 17 May 2021	—	36,120
	World Financial Network	1.61% 15 Dec 2021	—	8,780
	World Financial Network Credit WFNMT	1.0% 15 Dec 2019	—	14,780
	World Financial Network Credit Wfnmt 2015 A A	1.0% 15 Feb 2022	—	12,367
	Xerox Corporation Sr Unsecured 05/18 6.35	6.35% 15 May 2018	—	5,696
	Xerox Corporation Sr Unsecured 05/20 2.8	2.8% 15 May 2020	—	3,769
	Yamana Gold Inc	4.95% 15 Jul 2024	—	11,396
	Zimmer Biomet Holdings Sr Unsecured 04/20 2.7	2.7% 01 Apr 2020	—	26,302

	Corporate and Other Obligations		—	6,773,214

	Insurance Contract

*	Metropolitan Life Insurance Company	Separate Investment Account	—	5,170,933

Baxter Healthcare of Puerto Rico

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 66-0678126 and Plan Number 024

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
Benefit Responsive Interest Rate Wrapper Contracts
*	Metropolitan Life Insurance Company	Open Ended Maturity	—	(5,865)
*	Prudential Financial Inc	Open Ended Maturity	—	(2,637)
*	Transamerica Inc.	Open Ended Maturity	—	(5,423)

			—	(13,925)

	Synthetic Guaranteed Investment Contracts (contract value equals $21,149,685)		—	21,948,522

Commingled Investments:

*	State Street International Index Non-Lending Series Fund	Commingled Investments	—	2,364,628
*	SSgA EAFE Equity Fund	Commingled Investments	—	87,375
*	Northern Trust Domestic Mid Cap Fund	Commingled Investments	—	452,757
*	State Street S&P 500 Index Non-Lending Series Fund	Commingled Investments	—	7,961,079
*	Vanguard Target Retirement 2010	Commingled Investments	—	66,179
*	Vanguard Target Retirement 2015	Commingled Investments	—	467,361
*	Vanguard Target Retirement 2020	Commingled Investments	—	721,546
*	Vanguard Target Retirement 2025	Commingled Investments	—	659,278
*	Vanguard Target Retirement 2030	Commingled Investments	—	814,399
*	Vanguard Target Retirement 2035	Commingled Investments	—	875,406
*	Vanguard Target Retirement 2040	Commingled Investments	—	1,151,298
*	Vanguard Target Retirement 2045	Commingled Investments	—	572,955
*	Vanguard Target Retirement 2050	Commingled Investments	—	1,143,771
*	Vanguard Target Retirement Income	Commingled Investments	—	152,783
*	State Street Russell Small Cap Index Non-Lending Series Fund	Commingled Investments	—	2,699,602

		Commingled Investments	—	20,190,417

*	Participant Loans	Interest rates range from 4.25% to 7.75%	—	4,132,402

Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		—	187,915

	Total Investments		—	60,464,663

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 28, 2016	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee